

November 17, 2010

<u>Via U.S. Mail</u>

Mr. J. Alex Martin
Chief Executive Officer
World Heart Corporation
4750 Wiley Post Way, Suite 120
Salt Lake City, UT   84116

> **Re:** **World Heart Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 22, 2010**
> **File No. 0-28882**

Dear Mr. Martin:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

Kevin Vaughn
Accounting Branch Chief